EXHIBIT 12.1
Kansas City Southern
Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2009	2008	2007	2006	2005
Earnings:

Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$95.9	$230.7	$209.9	$147.3	$73.1	(i)
Interest expense	173.7	138.9	156.7	167.2	133.5
Portion of rents representative of an appropriate interest factor	46.3	45.7	43.1	45.6	34.3
Distributed income of equity investments	7.3	18.9	4.0	4.5	8.3

Pretax income as adjusted	$323.2	$434.2	$413.7	$364.6	$249.2

Fixed Charges:

Interest expense	$173.7	$138.9	$156.7	$167.2	$133.5
Capitalized interest	2.8	4.4	—	—	—
Portion of rents representative of an appropriate interest factor	46.3	45.7	43.1	45.6	34.3

Fixed charges before preference dividends	222.8	189.0	199.8	212.8	167.8
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	16.5	20.5	28.4	27.6	15.4

Total fixed charges	$239.3	$209.5	$228.2	$240.4	$183.2

Ratio of earnings to fixed charges and preference dividends	1.4	2.1	1.8	1.5	1.4

Ratio of earnings to fixed charges	1.5	2.3	2.1	1.7	1.5

Note:	Excludes amortization of capitalized interest due to immateriality.

(i)	Income from continuing operations for the year ended December 31, 2005, reflects the acquisition of Grupo KCSM effective April 1, 2005, and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.